Exhibit 21.1

SUBSIDIARIES OF TUMBLEWEED COMMUNICATIONS CORP.

AS OF MARCH 16, 2006

Subsidiary	Country of Incorporation
Corvigo, L.L.C.	Delaware, U.S.A.
Interface Systems, Inc.	Michigan, U.S.A.
TC EMEA Ltd.	U.K.
Tumbleweed Communications EOOD	Bulgaria
Tumbleweed Communications GmbH	Germany
Tumbleweed Communications Holding GmbH	Switzerland
Tumbleweed Communications Limited (1)	U.K.
Tumbleweed Communications Pte. Ltd.	Singapore
Tumbleweed Communications Pty. Ltd.	Australia
Receipt.com, Inc.	California, U.S.A.
Valicert B.V.	The Netherlands
Valicert Japan K.K.	Japan

(1)	Tumbleweed Communications Limited changed its name from Incubator, Limited on February 28, 2006.